UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14948

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries

/s/ Thomas J. Hirsch	June 28, 2006
Thomas J. Hirsch
Executive Vice President
Fiserv, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

Milwaukee, Wisconsin

June 20, 2006

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
Mutual funds	$699,006,381	$646,131,439
Fiserv stock fund	52,829,508	51,544,301
Participant loans	29,054,374	26,517,981
Common collective trust	51,409,046	—

Total investments	832,299,309	724,193,721

Receivables:
Employer contributions	50,131,739	41,242,587
Employee contributions	1,358,529	2,023,830

Total receivables	51,490,268	43,266,417

NET ASSETS AVAILABLE FOR BENEFITS	$883,789,577	$767,460,138

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CONTRIBUTIONS:
Employee contributions	$60,013,255	$54,580,810
Employer contributions	50,138,389	41,252,317
Rollover contributions	5,826,404	4,550,196
Asset transfers into the Plan (Note 4)	22,088,687	12,905,361

Total contributions	138,066,735	113,288,684

INVESTMENT INCOME:
Dividends and interest	35,281,484	16,445,086
Interest on participant loans	1,713,598	1,595,699
Net appreciation in fair value of investments	15,162,793	44,759,467

Total investment income	52,157,875	62,800,252

DEDUCTIONS:
Benefits paid to participants	54,933,056	44,333,380
Administrative expenses	121,017	107,641
Asset transfers out of the Plan (Note 4)	18,841,098	4,092,571

Total deductions	73,895,171	48,533,592

NET INCREASE	116,329,439	127,555,344

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	767,460,138	639,904,794

End of year	$883,789,577	$767,460,138

See notes to financial statements.

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General—The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees who are scheduled to work 1,000 hours per year with Fiserv, Inc. (the “Company” or “Plan Sponsor”) or Its Participating Subsidiaries, are eligible to participate in the Plan on the first day of employment. If an employee is not scheduled to work 1,000 hours per year, but completes 1,000 hours of service during the twelve month period beginning with their hire date and ending on their one year anniversary of employment, he/she will become eligible for the plan on the first day of the month following or coinciding with their anniversary date.

Contributions—Employer matching contributions are made equal to 100% of the first 1%, and 40% of the next 5% of salary reduction contributions made by the participants. However, to the extent permitted by ERISA and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit due to the business unit’s profitability, in which case they may determine that there will be a lesser contribution or even none at all. Additional employer contributions are also made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors, which was 50% of salary as defined in the Plan document at December 31, 2005 and 2004. Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer and employee contributions are invested solely as directed by Plan participants.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Plan participants are entitled to the accumulated interest in their respective participant accounts as of the participant’s termination date, upon reaching age 65, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his/her account under the Plan. Amounts contributed by Fiserv, Inc. vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Forfeitures—Nonvested forfeitures totaled $1,058,545 and $1,068,541 at December 31, 2005 and 2004, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $1,068,541 and $754,985 respectively from forfeited nonvested accounts.

Investment Options—Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan offered 16 mutual funds and the Fiserv Stock Fund as investment options for participants as of December 31, 2005. On January 3, 2005, the AIM Core Stock Fund and the AIM Small Company Fund were closed as investment options and all remaining account balances were transferred to the Vanguard 500 Index Fund and Vanguard Explorer Fund, respectively. On August 1, 2005, the Vanguard Prime Money Market Fund, the Vanguard GMNA Fund and the American Century International Growth Fund were closed as investment options; all remaining balances were transferred to the Vanguard Retirement Savings Trust, the Vanguard Total Bond Index Fund and the Vanguard International Growth Fund, respectively. On August 1, 2005 the plan also added to the investment options the Vanguard Retirement Savings Trust, Vanguard International Growth Fund, Vanguard Inflation-Protected Securities Fund and the American Beacon Small Cap Value Fund. Employer contributions are invested in the same manner as the employee contributions.

Participant Loans—Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set at a market rate as of the loan request date (4.0% to 11.5% at December 31, 2005). Generally, loans require repayment within five years, however, certain loan maturities can be up to 30 years.

Payment of Benefits—Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his accounts. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard. If the account balance is $1,000 or less a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant elects to receive a distribution.

Upon termination of employment, as part of a lump sum distribution, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. In addition, the Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses—Certain expenses incurred for administering the Plan are paid by Fiserv, Inc. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except the investment in the Vanguard Retirement Savings Trust Fund which is a common collective trust which holds fully benefit responsive guranteed investment contracts and is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock of Fiserv, Inc. is valued at its year-end stock closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. At December 31, 2005 and 2004, amounts due to participants who have elected to withdraw from participation in the plan were $1,153,274 and $656,169, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reconciliation of Financial Statements to Form 5500—The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$883,789,577	$767,460,138
Benefits payable	(1,153,274)	(656,169)

Net assets available for benefits per Form 5500	$882,636,303	$766,803,969

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Benefits paid to participants per the financial statements	$54,933,056	$44,333,380
Benefits payable—beginning of year	(656,169)	(635,154)
Benefits payable—end of year	1,153,274	656,169

Benefits paid to participants per Form 5500	$55,430,161	$44,354,395

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are as follows at December 31, 2005 and 2004:

	2005	2004
Fiserv Stock Fund*	$52,829,508	$51,544,301
Vanguard Windsor Fund*	92,623,412	89,270,477
Vanguard Wellington Fund*	179,908,283	139,304,278
Vanguard Prime Money Market Fund*	—	48,456,417
Vanguard 500 Index Fund*	100,794,102	97,902,281
Vanguard Explorer Fund*	71,581,792	63,411,164
Vanguard Lifestrategy Moderate Growth Fund*	79,691,024	67,646,120
Vanguard Total Bond Market Index Fund*	44,202,552	—
Vanguard Retirement Savings Trust Fund*	51,409,046	—

*	Represents a party-in-interest

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$11,318,748	$43,742,385
Fiserv, Inc. common stock	3,844,045	1,017,082

Net appreciation in fair value of investments	$15,162,793	$44,759,467

4.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during the years ended December 31, 2005 and 2004, consist of $22,088,687 and $12,905,361, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by Fiserv, Inc.

Asset transfers out of the Plan during the year ended December 31, 2005 of $18,841,098 consist of participant account balances which were transferred to a defined contribution plan which consists of the sale of Fiserv Securities, Inc. on March 24, 2005. Asset transferred out of the Plan during the year ended December 31, 2004 of $4,092,571 consist of participant account balances which were transferred to a defined contribution plan which is sponsored by Fiserv, Inc.’s Investment Support Services business segment.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust managed by Vanguard. Vanguard is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 1,220,927 and 1,282,516 shares, respectively, of common stock of Fiserv, Inc., the sponsoring employer, with a cost basis of $33,772,261 and $32,437,971, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 10, 2002 that the Plan and related trust were designated in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

Identity of Issue	Description of Investment	Fair Value
Fiserv Stock Fund*	common stock and cash	$52,829,508
Vanguard Lifestrategy Conservative Growth Fund*	mutual fund	4,295,309
Vanguard Lifestrategy Growth Fund*	mutual fund	10,535,661
Vanguard Lifestrategy Income Fund*	mutual fund	6,433,567
Vanguard Lifestrategy Moderate Growth Fund*	mutual fund	79,691,024
Vanguard Mid-Cap Index Fund*	mutual fund	28,502,556
Vanguard Windsor Fund*	mutual fund	92,623,412
Vanguard Wellington Fund*	mutual fund	179,908,283
Vanguard 500 Index Fund*	mutual fund	100,794,102
Vanguard Explorer Fund*	mutual fund	71,581,792
Vanguard International Value Fund*	mutual fund	34,157,615
Vanguard Total Bond Market Index Fund*	mutual fund	44,202,552
Vanguard Morgan Growth Fund*	mutual fund	39,421,369
Vanguard Inflation Protected Securities Fund*	mutual fund	1,205,790
Vanguard International Growth Fund*	mutual fund	4,180,489
Vanguard Retirement Savings Trust Fund*	common collective trust	51,409,046
American Advantage Small Cap Value Fund—	mutual fund	1,472,860
Plan Ahead Class
Participant Loans* 4.0%–11.5% through 2034	participant loans	29,054,374

TOTAL ASSETS (HELD AT END OF YEAR)		$832,299,309

*	Party-in-interest.